Exhibit 12.1

THE GREENBRIER COMPANIES, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed changes for the periods indicated.

	Fiscal Years Ended August 31,
In thousands, except for ratios	2015	2014	2013	2012	2011
Earnings (loss) before income tax, noncontrolling interest and equity in unconsolidated subsidiaries	375,713	220,825	19,493	93,979	14,925
Interest Expense	18,975	18,306	19,203	22,474	30,155
Estimated interest portion of rent expense	7,532	8,848	9,010	8,832	8,636

	402,220	247,979	47,706	125,285	53,716

Fixed charges	26,507	27,154	28,213	31,306	38,791
Ratio of earnings to fixed charges	15.2	9.1	1.7	4.0	1.4